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Exhibit 4.4

SECOND SUPPLEMENTAL INDENTURE

        This Second Supplemental Indenture (this "Supplemental Indenture"), dated as of February 8, 2006, is entered into by and among Altra Industrial Motion, Inc., a Delaware corporation (the "Company"), the Guarantors signatory hereto (the "Guarantors") and The Bank of New York Trust Company, N.A., as trustee under the indenture referred to below (the "Trustee").

W I T N E S S E T H

        WHEREAS, the Company has heretofore executed and delivered to the Trustee an indenture (the "Indenture"), dated as of November 30, 2004, providing for the issuance by the Company of up to an aggregate principal amount of $165,000,000 of 9% Senior Secured Notes due 2011 (the "Notes");

        WHEREAS, capitalized terms used herein but not defined shall have the meanings ascribed to them in the Indenture;

        WHEREAS, Section 9.02 of the Indenture provides, among other things, that the Company, the Guarantors and the Trustee may amend or supplement the Indenture and the Notes with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (the "Requisite Holders");

        WHEREAS, the Company desires to execute and deliver an amendment to the Indenture for the purposes of permitting the Hay Hall Acquisition and related transactions as defined in Article One hereof;

        WHEREAS, the Company has caused to be delivered to the Holders of the Notes a Consent Solicitation Statement, dated January 27, 2006 (as the same may be amended from time to time, the "Statement"), and the related Consent Form pursuant to which the Company has solicited consents to the adoption of amendments to the Indenture as set forth in Article I hereof (the "Amendments");

        WHEREAS, Section 9.02 permits the Amendments with the consent of the Requisite Holders;

        WHEREAS, the Company has received the written consents of the Requisite Holders to the Amendments;

        WHEREAS, the execution and delivery of this Supplemental Indenture has been duly authorized and all conditions and requirements necessary to make this Supplemental Indenture a valid and binding agreement of the Company have been duly performed and complied with; and

        WHEREAS, pursuant to Sections 9.02 and 9.06 of the Indenture, the Trustee is authorized to execute this Supplemental Indenture.

        NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company and the Trustee mutually covenant and agree for the equal and ratable benefit of the holders of the Notes as follows:

ARTICLE I
AMENDMENTS TO INDENTURE

        Section 1.01.    Amendment of Article Four. Article Four is hereby amended by inserting the following:

Section 4.24    Hay Hall Acquisition.

        Notwithstanding anything contained elsewhere in this Indenture, (a) the Company or any Restricted Subsidiary may acquire all of the outstanding capital stock of Hay Hall Holdings Limited and its Subsidiaries (the "Hay Hall Acquisition") for a purchase price not to exceed $50.5 million (plus any purchase price adjustments provided for in the stock purchase agreement therefor), which purchase price shall be paid in cash as follows: (i) not less than $44.5 million in cash payable to the sellers and (ii) up to $6.0 million of cash which shall be deposited in an escrow account to be released to Sellers on or prior to December 31, 2006 (the "Deferred Cash"); and (b) the Company may issue and the Guarantors may guarantee on a senior unsecured basis up to $55 million aggregate principal amount of senior unsecured notes due 2013, the net proceeds of which are to be used by the Company directly or indirectly (by a loan or loans from the Company to one or more of its Restricted Subsidiaries)1 to finance the Hay Hall Acquisition and pay related fees and expenses. The obligation to pay the Deferred Cash shall be represented by loan notes (the "Loan Notes"); provided that the sole recourse of the holders of the Loan Notes shall be to amounts in such escrow account unless the Company takes action to prevent or interfere in the release of such funds from such escrow account. Each Holder hereby waives compliance under each covenant of the Indenture to the extent necessary to permit the transactions described in the preceding two sentences. Without limiting the foregoing, the Hay Hall Acquisition (and any loans from the Company to one or more of its Restricted Subsidiaries in connection therewith) shall not be a Restricted Payment, the Loan Notes shall not constitute Indebtedness, and any Liens on such account securing obligations under such Loan Notes shall be "Permitted Liens" (and the assets in such account shall not be Collateral). Following such transaction, substantially simultaneous transfers of assets between the Foreign Restricted Subsidiaries solely to consolidate operations in connection with the Hay Hall Acquisition shall not be Asset Sales and shall not otherwise be deemed to violate the Indenture and the consummation of any transaction solely to transfer the ownership of Inertia Dynamics LLC from being owned by a Foreign Restricted Subsidiary to instead be owned by a Guarantor shall not be a Restricted Payment and shall not otherwise be deemed to violate the Indenture.

ARTICLE II
EFFECTIVENESS

        Section 2.01.    Effectiveness. This Supplemental Indenture shall become effective and binding on the Company, the Trustee and the Holders upon and execution and delivery of this Supplemental Indenture by the parties hereto.

ARTICLE III
MISCELLANEOUS

        Section 3.01.    Indenture Ratified. Except as otherwise provided herein, the Indenture is in all respects ratified and confirmed, and all of the terms, provisions and conditions thereof shall be and remain in full force and effect.

        Section 3.02.    Construction of Supplemental Indenture. This Supplemental Indenture is executed as and shall constitute an indenture supplemental to the Indenture and shall be construed in connection with and as part of the Indenture.

        Section 3.03.    Trust Indenture Act Controls. If any provision of this Supplemental Indenture limits, qualifies or conflicts with any other provision of this Supplemental Indenture or the Indenture that is required to be included by the Trust Indenture Act of 1939, as amended, as in force at the date this Supplemental Indenture is executed, the provision required by said Act shall control.

        Section 3.04.    Counterparts. This Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument.

        Section 3.05.    Trustee Not Responsible. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which are made solely by the Company.

        Section 3.06.    Governing Law. This Supplemental Indenture shall be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the laws of another jurisdiction would be required thereby.

        Section 3.07.    Successors. All covenants and agreements in this Supplemental Indenture by the Company or the Trustee shall bind their respective successors and assigns, whether so expressed or not.

        Section 3.08.    Severability. In case any provisions in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

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        IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed and attested, all as of the date first above written.

ALTRA INDUSTRIAL MOTION, INC.
By:	/s/ MICHAEL L. HURT Name: Michael L. Hurt Title: Chief Executive Officer
THE BANK OF NEW YORK TRUST COMPANY, N.A., as Trustee
By:	/s/ SANDEE PARKS Name: Sandee Parks Title: Vice President

AMERICAN ENTERPRISE MPT CORP.
AMERICAN ENTERPRISES MPT
HOLDINGS, LLC
AMERIDRIVES INTERNATIONAL, LLC
BOSTON GEAR LLC
FORMSPRAG LLC
THE KILIAN COMPANY
KILIAN MANUFACTURING CORPORATION
NUTTALL GEAR L L C
WARNER ELECTRIC INTERNATIONAL HOLDING, INC.
WARNER ELECTRIC LLC
WARNER ELECTRIC TECHNOLOGY LLC
By:	/s/ MICHAEL L. HURT Name: Michael L. Hurt Title: Chief Executive Officer

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  Exhibit 4.4